SIMPSON MANUFACTURING CO., INC.

5956 West Las Positas Boulevard
Pleasanton, CA 94588
Tel:  (925) 560-9000
Fax:  (925) 833-1499

July 18, 2013

VIA EDGAR FILING

Ms. Asia Timmons-Pierce, Ms. Era Anagnosti, Ms. Melissa N. Rocha

United States Securities and Exchange Commission

Washington DC 20549

Re:	Simpson Manufacturing Co., Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 28, 2013
Definitive Proxy Statement on Schedule 14A
Filed March 8, 2013
File No. 1-13429

Dear Ms. Asia Timmons-Pierce, Ms. Era Anagnosti, Ms. Melissa N. Rocha:

We have received your comment letter dated July 5, 2013 with respect to the Company’s above-listed filings.  As discussed, the Company is currently using all reasonable efforts to prepare a response.  However, key members of the Company’s senior management have been traveling, including the Company’s Chief Executive Officer, and such persons are therefore at this time unable to give due and proper attention to the response.  Some key members of the Company’s senior management additionally need to devote substantial time to the Company’s upcoming 10-Q filing.

As a result, it would be unduly burdensome for the Company to respond within ten business days of your comment letter dated July 5, 2013.  As discussed, the Company accordingly requests additional time to respond and intends to provide a response to you on or before August 9, 2013.

Very truly yours,

/s/BRIAN MAGSTADT

Brian Magstadt
Chief Financial Officer
Simpson Manufacturing Co., Inc.